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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ---------------------

                               AMENDMENT NO. 1
                                      TO
                                SCHEDULE 14D-9
                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                             ---------------------
                         HEALTHDYNE TECHNOLOGIES, INC.
                           (Name of Subject Company)

                         HEALTHDYNE TECHNOLOGIES, INC.
                       (Name of Person Filing Statement)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
           (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
                         (Title of Class of Securities)

                                   422206102
                     (CUSIP Number of Class of Securities)

                             ---------------------

                             LESLIE R. JONES, ESQ.

                 VICE PRESIDENT, SECRETARY AND GENERAL COUNSEL
                         HEALTHDYNE TECHNOLOGIES, INC.
                             1255 KENNESTONE CIRCLE
                            MARIETTA, GEORGIA 30066
                                 (770) 499-1212
                 (Name, address and telephone number of person
                authorized to receive notice and communications
                   on behalf of the person filing statement)

                             ---------------------

                                    COPY TO:

                              BLAINE V. FOGG, ESQ.
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                                919 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 735-3000

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
        This Amendment No.1 amends and supplements the Schedule 14D-9 filed with the Securities and Exchange Commission on January 31, 1997 by Healthdyne Technologies, Inc., a Georgia corporation ("Healthdyne"), relating to the proposed tender offer by I.H.H. Corporation, a Delaware corporation and a wholly owned subsidiary of Invacare Corp., an Ohio corporation ("Invacare"), to purchase for cash all outstanding shares of Common Stock, par value $.01 per share, of Healthdyne.

ITEM 8. THE SOLICITATION OR RECOMMENDATION.

        Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding to the end of the section a subsection entitled "Other Information" followed by the following sentence: On February 13, 1997 Healthdyne mailed to its shareholders a letter from the Chairman of the Board clarifying certain issues relating to the tender offer and providing additional information concerning the tender offer. The mailing also included a "Shareholder Update" which provided shareholders with certain information to assist shareholders in making their decision as to whether to tender their shares to Invacare. A copy of the shareholder letter and the Shareholder Update are attached hereto as Exhibits 26 and 27 respectively and are incorporated herein by reference.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

        Item 9 of the Schedule 14D-9 is hereby amended by adding the following additional exhibits:

Exhibit 26-- Letter to Shareholders dated February 13, 1997 regarding the tender offer;
Exhibit 27--    Shareholder Update issued by Healthdyne on February 13, 1997.

                                                                EXHIBIT 26
                                  [LETTERHEAD]

                                                               February 13, 1997

Dear Fellow Healthdyne Technologies Shareholders:

     As you may know, I am currently serving as Chairman of the Board of Healthdyne Technologies, Healthdyne Information Enterprises, and Matria Healthcare. These three companies were all part of Healthdyne, a company that I founded and served as Chief Executive Officer for 25 years. I am the largest non-institutional shareholder of these three companies, and as such, I believe my interests are closely aligned with yours.

     I hired Craig Reynolds, the President and Chief Executive Officer of Healthdyne Technologies in 1981, and I recommended to the Healthdyne Board of Directors that he be promoted to the Presidency of Healthdyne Technologies in 1986 and to become the Chief Executive Officer in 1993 when Healthdyne Technologies went public. Since that time, he and several members of his management team have been responsible for growing Healthdyne Technologies from a company with $11 million in revenues in 1986 to a company with $118 million in revenues in 1996.

     The purpose of this letter is to clarify certain issues and provide you with some additional information concerning the tender offer recently made by Invacare Corporation for Healthdyne Technologies. I realize that there is often confusion surrounding an unsolicited proposal of this nature, and even sophisticated shareholders sometimes miss some of the points involved in a tender offer. Therefore, I want to clear up some uncertainties and give you the facts that I believe are pertinent in making your decision as to whether to tender your shares to Invacare. I hope you will agree that it is far wiser to hold your shares, thereby affording Healthdyne Technologies the opportunity to remain independent and execute the exciting plans that have recently been disclosed to you as shareholders.

     First, you need to understand the real issues that are raised by this tender offer. Healthdyne Technologies grew very rapidly from 1986 until 1995. We had an impressive progression of revenues and profits and developed and introduced a number of innovative products to the marketplace. We have recently witnessed a period of slower growth in profits primarily because of some changes that have taken place in our segment of the healthcare industry. During this period we have nonetheless made major investments in new products, new technology and new businesses, and are well-positioned to compete effectively in the future.

     It is important to remember that many high growth businesses experience a brief "dwell period" after many years of rapid growth in order to reposition because of market changes, the need to add additional management or correct for other conditions. Thus, unless there are some major issues concerning management, a Board of Directors will generally allow its management to weather such a transition period as long as progress is being made towards solving issues that have slowed down the Company's growth. Healthdyne Technologies is no exception. Our Board has a great deal of confidence in our management and the new strategic programs, and we believe that, in 1997 and beyond, Healthdyne Technologies and its shareholders will reap the benefits from the plans we have made. It is interesting to note that Invacare Corporation went through this same type of dwell period previously when they were about Healthdyne Technologies' size.

     Due to Healthdyne Technologies' less than expected profits over the last year or so, our stock price became temporarily depressed relative to the intrinsic value of the Company. Invacare saw an opportunity to purchase Healthdyne Technologies at a "bargain price" due to this temporary decline in our share price. Invacare has traditionally sought to acquire companies at bargain prices. However, it is my belief that you should not sell industry-leading, high technology home care companies at bargain prices when they are in a dwell period. It is quite evident that Invacare, who has traditionally had low technology products, is quite

                                  [LETTERHEAD]
interested in the high technology products which we have, but that should not come at the expense of the Healthdyne Technologies shareholders, namely you and me.

     Invacare's offer was determined to be grossly inadequate by our investment bankers, in part, because it fails to take into account Healthdyne Technologies' new strategic plans. Healthdyne Technologies' management has not previously publicized these plans for strategic reasons because we did not want our competitors to know the exciting products and new technology which we are developing and acquiring. However, your management team will be discussing these plans more openly with Wall Street analysts and shareholders so they can better assess the true values that we believe may accrue to the Company in the near future.

     What you have to decide is whether or not Invacare's cash offer of $13 per share, which was more than $1 a share less than the price at which our stock was trading at the time Invacare made its tender offer (talk about bargain mentality), is more valuable to you than retaining your ownership in Healthdyne Technologies and allowing the Company to execute its new strategic plans in 1997 and beyond. Keep in mind that if you accept Invacare's offer, you will have to pay taxes on any gain, while if you hold Healthdyne Technologies stock and participate in the Company's future growth, you can make the decision later on as to when you wish to dispose of your stock and pay your taxes.

     Put simply, you must decide whether you are better served by maintaining your investment in Healthdyne Technologies stock or whether you will allow Invacare to pay a "bargain price" now and let the Invacare shareholders benefit from all our future growth.

     Incidentally, it is possible for Invacare to come back to you, our shareholders, and change their offer from cash to Invacare stock with the argument that it will allow you, as a Healthdyne Technologies shareholder, to then participate in the growth of Invacare. However, even in that circumstance, you must decide on which of the two stocks will appreciate faster and provide greater value to you.

     While you should discuss these and other issues with your financial advisors and stockbrokers, I would like to take this opportunity to offer the following thoughts based on my experience. What drives up the price of stocks and increases price-to-earnings ratios is the actual or anticipated growth rate of a corporation's profits. It is easier to produce higher growth rates when companies are smaller than when they are larger. Healthdyne Technologies is also an ideal size to produce rapid growth in profits quarter to quarter. Therefore, it is my opinion that Healthdyne Technologies' profits are in a position to grow more rapidly than Invacare's considering our size and our new strategic plans.

     As a fellow shareholder, I am as concerned as you are about maximizing the value of our investment. It is my personal belief that we will all benefit in the future by holding Healthdyne Technologies shares rather than "cashing out". Why should we permit a tender offer by a corporation which has traditionally paid "bargain prices" to take away our opportunities for a more rapid increase in the value of our Company?

     One way Invacare is attempting to justify its price is by pointing out that last spring I sold Healthdyne Technologies stock from between $13.00 to $14.25 per share. First, I sold on the open market approximately 17% of my total shares which I have held for approximately 25 years in order to diversify my stock portfolio. I also transferred additional shares to an investment partnership; however, I have the opportunity to regain ownership of these shares in accordance with the terms of the partnership agreement. Second, since I sold Healthdyne Technologies stock last spring, many of the new and exciting developments now being described to you have come to fruition, and, if I understood the full positive impact of these events, I would not have sold. In any event, a sale of a relatively small percentage of my shares should in no way justify a bargain price offer to our existing shareholders. These events are unrelated.

     By the way, it is interesting to note that, while Invacare is trying to have our Shareholder Rights Plan and certain protective provisions of Georgia law declared invalid by the federal court here in the State of Georgia, Invacare itself has a similar rights plan and state law protections for its shareholders. Therefore, Invacare is trying to take away your protections as Healthdyne Technologies shareholders while having the same type of protection for its shareholders.

     The enclosed information is designed to help you better assess some of the factors that I have discussed and to give you more detail on Healthdyne Technologies' strategic plans and the progress that has been made over the years through our innovative development of new technology.

     I assure you that the members of your Board of Directors are a very experienced group of business executives who have developed an excellent track record in protecting the best interests of their shareholders. For example, in 1988, Healthdyne (the former parent of Healthdyne Technologies) was approached by a company trying to buy Healthdyne at a "bargain price". Healthdyne's Board refused to sell the Company at that time, and in the years ahead, the stock price increased by approximately a factor of five. Also, please be assured that your Board of Directors has explained to Craig Reynolds and his management team that they must perform and execute on this strategic plan or the Board will take appropriate action for the benefit of the shareholders. I hope you will join with me and your Board of Directors in not tendering your shares to Invacare.

     Let me conclude by saying that you do not have to tender your shares at this time. If you do not tender your shares, and Invacare ultimately does prevail, you will still have the opportunity to do so. In fact, Georgia's "fair price" statute guarantees that if Invacare gains a controlling interest in the Company and you are still holding your shares, Invacare must pay you at least as much as it paid to those shareholders who tendered their shares earlier, so long as Invacare completes its intended merger with Healthdyne Technologies.

     By not tendering your shares now, you send a clear message to Invacare that you and your fellow shareholders wish to see Healthdyne Technologies continue its innovative programs and financial progress. If you have already tendered your shares and wish to change your mind, you can withdraw your shares at any time on or before the expiration date of the tender offer (which is February 24, 1997, unless Invacare extends that date). In order to withdraw your shares, you must send a written notice of withdrawal to IBJ Schroder Bank & Trust Company by mail, telegram, telex or facsimile transmission at the addresses provided in the box below.

     As Chairman of your Board of Directors and as a fellow shareholder, I urge you to send the right message to Invacare -- go do your bargain hunting elsewhere.

     If you have any questions, please do not hesitate to call me, Craig Reynolds, your President and Chief Executive Officer, or Wayne Boylston, your Vice President and Chief Financial Officer.

                                          Sincerely yours,

                                          /s/ PARKER H. PETIT
                                          Parker H. Petit
                                          Chairman of the Board

                       IBJ SCHRODER BANK & TRUST COMPANY

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     Bowling Green Station           Attn: Reorganization          New York, New York 10004
      New York, New York             Operations Department        Attn: Securities Processing
          10274-0084                                                Window . Subcellar One
     Attn: Reorganization
     Operations Department

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

                                                                EXHIBIT 27










                               [LOGO]HEALTHDYNE
                                     TECHNOLOGIES

                              SHAREHOLDER UPDATE

     Healthdyne Technologies is poised for significant growth as we have successfully anticipated and planned for the changes in healthcare.

________________________________________________________________________________

As part of the process of developing the company's 1996 Annual Report to Shareholders, the information in this Shareholder Update has been accumulated. It is being distributed in advance of the complete Annual report to assist you in making your decision as to whether to tender your shares to Invacare.
   Healthdyne Technologies' Board of Directors believes that Invacare's
$13 per share bid is grossly inadequate and not in the best interest of our Company or our Shareholders. The Board has stated that this offer is inadequate, in part, because it fails to take into account the value in the Company's strategic plans which have been put in place over the past year. Part of the purpose of this Update is to provide shareholders information about these strategic plans, so that you can better appreciate their value.

                                  (REVENUES)
                                   (GRAPH)

A BRIEF HISTORY

Since its founding, Healthdyne Technologies has emerged as an innovator and industry leader in the development and manufacturing of proprietary respiratory and sleep disorders products. Over the years, our growth has been impressive, due largely to the timely development of numerous new products, most of which ultimately have achieved leadership in their respective markets.

   Primarily due to some changes that have taken place in our segment of the healthcare industry, the Company has recently experienced two years of slower growth and less-than-expected profitability. DURING THIS TWO
YEAR PERIOD WE HAVE MADE SIGNIFICANT INVESTMENTS IN NEW PRODUCTS, NEW TECHNOLOGIES AND NEW BUSINESSES AND ARE WELL POSITIONED TO RETURN TO HIGHER GROWTH RATES AND TO COMPETE EFFECTIVELY IN THE FUTURE. On the reverse side of this document is a discussion of selected new markets and products in which Healthdyne Technologies has made investments.

                             (OPERATING EARNINGS)
                                   (GRAPH)

This document contains forward-looking statements that involve risk and uncertainties, including developments in the healthcare industry, development and introduction of new products on a timely basis, favorable resolution of intellectual property matters, third-party reimbursement policies and practices and regulatory requirements affecting the approval and sale of medical devices, as well as other risk detailed from time to time in the company's reports filed with the Securities and Exchange Commission, including its Reports on Form 8-K and on Form 10-Q for the quarters ended March 31, 1996, June 30, 1996 and September 30, 1996.

                        [HEALTHDYNE TECHNOLOGIES LOGO]

                [HEALTHDYNE TECHNOLOGIES PRODUCTS LETTERHEAD]


VENTILATION
MARKET

A $300 Million WorldWide Market

- In 1995, we introduced the Quantum,(TM) a non-invasive ventilator, which generated over $12 million in revenue in its first full year. In six months we achieved a #2 position in this segment of the marketplace.

- In 1996, we licensed proprietary technology for a sub-acute ventilator, the first in a family to be introduced in '97 and '98. The ventilation team assembled for this project has over 100 collective year experience in ventilator development.

- Also in late 1996, we formed a strategic alliance with Siemens Medical Systems to distribute our Quantum(TM) throughout North America to the hospital market. This will allow this product to be represented by the #1 hospital ventilation company in the world.

ASTHMA
MARKET

A $60 Million Worldwide Market

- The asthma market is comprised of a peak flow meters and spacer products. The peak flow meter is used by the patient for the management of their asthma condition at home. Our peak flow meter holds a strong #1 position.

- The spacer is a product which facilitates the delivery of asthma medications. Early 97' will see the introduction of our new spacer product, tripling our market potential in this category.

- A number of other proprietary product introductions in 97' will complement our spacer product. Moreover, the recently signed distribution contract with Allegiance Healthcare will strengthen our presence in the hospital segment.

- SLEEP
DISORDERS

A $250 million worldwide market.

- In the late '80s, Healthdyne Technologies helped pioneer the sleep disorders market. Today, we hold a #1 position in the sleep diagnostics market and a #2 position in the sleep therapy market.

- In 1997, we will introduce a new proprietary multi-level device, a next generation "Auto CPAP system, and next generation diagnostic products for the hospital and home.

- We believe that this will form the most comprehensive sleep disorders product line in the market. Additionally, we were recently awarded co-primary supplier status for sleep therapy products by Apria Healthcare, Inc. Furthermore, we have an exclusive distribution agreement for the CNS Breathe Right (TM) strip to the professional medical market.

FETAL
OXIMETRY

A $250 Million Potential Market

- The current technology utilized for detecting fetal well-being is monitoring fetal heart rate. This is approximately 50% reliable, resulting in unnecessary caesarean deliveries and increased medical-legal exposure. The monitoring of fetal oxygen information, as well as fetal heart rate, provides much more reliable data.

- We will introduce a new fetal oximetry product in the international market in '97, with domestic introduction following FDA approval. The device features proprietary technology which provides both fetal oxygen and heart rate information - technology not currently available in the U.S.

JAUNDICE
DETECTION

A $50 Million U.S. Market Potential

- Sixty percent of U.S. births exhibit jaundice, which in severe cases can result in brain damage. The current method of diagnosis is a painful, costly, time-consuming "heel-stick" where blood must be drawn.

- In 1996, Healthdyne Technologies acquired the North American rights to patented technology from SpectRx, Inc. for non-invasive diagnostic measurement. This will allow diagnosis to occur in the entire spectrum of care from hospital to home. The device is scheduled for introduction in late '97 or early '98, and will complement our recently added product line for the treatment of jaundice.


OXYGEN
DELIVERY SYSTEMS

$325 Million Worldwide Markets

- We plan to leverage our current market position in oxygen concentrators by entering the $100 million liquid oxygen market with the '97 introduction of a new, proprietary liquid oxygen system.

- Plans also call for the introduction of a lower cost oxygen concentrator in '97 in order to improve margins in a market dominated by commodity pricing.

- The combination of these two products will allow us to bundle sales to national accounts, as well as regional and local distributors. We believe this will result in increased overall margins and profitability of our entire product line.

SUMMARY

    Healthdyne Technologies has just entered one of the most important and financially promising time periods of our company's entire history. Over the years our core strategies have remained solidly intact.
These include:

                - Successfully identifying new and emerging medical product needs for the home care and new alternative site markets.

                - Developing proprietary technologies and products to provide cost-effective solutions designed to advance the quality of patients' lives.

                - Acquiring proprietary technology, products or companies which are complementary to our other products and markets.

                - Utilizing innovative technologies to transition to higher gross margin products.

 NEW PRODUCTS AND TECHNOLOGIES SIGNAL A NEW ERA FOR HEALTHDYNE TECHNOLOGIES.

                                   SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                          HEALTHDYNE TECHNOLOGIES, INC.

                                          By: /s/ M. WAYNE BOYLSTON
                                            ------------------------------------
                                            Name: M. Wayne Boylston
                                            Title: Vice President -- Finance,
                                               Chief Financial Officer and
                                                   Treasurer

Dated: February 13, 1997